SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

August 7, 2019

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Avenida Eduardo Madero 1182

Ciudad Autónoma de Buenos Aires C1106 ACY

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

2Q19 Earnings Release

Banco Macro Announces Results for the Second Quarter of 2019

Buenos Aires, Argentina, August 7, 2019 – Banco Macro S.A. (NYSE: BMA; BCBA: BMA) (“Banco Macro” or “BMA” or the “Bank”) announced today its results for the second quarter ended June 30, 2019 (“2Q19”). All figures are in Argentine pesos (Ps.)

Summary

• The Bank’s net income totaled Ps.7.0 billion in 2Q19. This result was 4% lower than the Ps.7.3 billion posted in 1Q19 and 124% higher than in 2Q19. In 2Q19, the accumulated annualized return on average equity (“ROAE”) and the accumulated annualized return on average assets (“ROAA”) were 47% and 7.7%, respectively. In 2Q19 Recurring Net Income totaled Ps.7.8 billion increasing 37% or Ps.2.1 billion compared with the previous quarter.

• In 2Q19, Banco Macro’s financing to the private sector grew Ps.705 million quarter over quarter (“QoQ”) totaling Ps.174.7 billion and increased 16% or Ps.23.8 billion year over year (“YoY”). In the quarter, growth was driven by commercial loans, among which Overdrafts and Others stand out, with a 41% and 6% increase QoQ.

• In 2Q19, Banco Macro’s total deposits grew 4% or Ps.11.7 billion QoQ, totaling Ps.284.3 billion and representing 84% of the Bank’s total liabilities. Private sector deposits grew 7% or Ps.16.2 billion QoQ.

• Banco Macro continued showing a strong solvency ratio, with excess capital of Ps.51.0 billion 26.3% regulatory capital ratio – Basel III and 19.6% Tier 1 Ratio. In addition, the Bank’s liquid assets remained at an adequate level, reaching 66.4% of its total deposits in 2Q19.

• As of 2Q19, the efficiency ratio reached 33.5%, improving from the 38.7% posted in 2Q18.

• In 2Q19, the Bank’s non-performing to total financing ratio was 2.12% and the coverage ratio reached 116.1%.

2Q19 Earnings Release Conference Call		IR Contacts in Buenos Aires:

Thursday, August 8, 2019		Jorge Scarinci
Time: 12:00 p.m. Eastern Time | 1:00 p.m. Buenos Aires Time		Chief Financial Officer

To participate, please dial:
Argentina Toll Free:	Webcast Replay: click here	Nicolás A. Torres
(011) 3984 5677		Investor Relations
Participants Dial In (Toll Free):	Available from 08/08/2019 through
+1 (844) 450 3847	08/22/2019	Phone: (54 11) 5222 6682
Participants International Dial In:		E-mail: investorelations@macro.com.ar
+1 (412) 317 6370
Conference ID: Banco Macro		Visit our website at:
Webcast: click here		www.macro.com.ar/relaciones-inversores

1

2Q19 Earnings Release

Disclaimer

This press release includes forward-looking statements. We have based these forward-looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting our business. Many important factors could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among other things: inflation; changes in interest rates and the cost of deposits; government regulation; adverse legal or regulatory disputes or proceedings; credit and other risks of lending, such as increases in defaults by borrowers; fluctuations and declines in the value of Argentine public debt; competition in banking and financial services; deterioration in regional and national business and economic conditions in Argentina; and fluctuations in the exchange rate of the peso.

The words “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify forward-looking statements. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to update publicly or to revise any forward-looking statements after we distribute this press release because of new information, future events or other factors. In light of the risks and uncertainties described above, the forward-looking events and circumstances discussed in this press release might not occur and are not guarantees of future performance.

This report is a summary analysis of Banco Macro's financial condition and results of operations as of and for the period indicated. For a correct interpretation, this report must be read in conjunction with all other material periodically filed with the Comisión Nacional de Valores (www.cnv.gob.ar), the Securities and Exchange Commission (www.sec.gov), Bolsas y mercados Argentinos (www.byma.com.ar) and the New York Stock Exchange (www.nyse.com). In addition, the Central Bank (www.bcra.gov.ar) may publish information related to Banco Macro as of a date subsequent to the last date for which the Bank has published information.

Readers of this report must note that this is a translation made from an original version written and expressed in Spanish. Consequently, any matters of interpretation should be referred to the original version in Spanish.

2

2Q19 Earnings Release

This Earnings Release has been prepared in accordance with the accounting framework established by the Central Bank of Argentina (“BCRA”), based on International Financial Reporting Standards (“I.F.R.S.”) and the resolutions adopted by the International Accouting Standards Board (“I.A.S.B”) and by the Federación Argentina de Consejos Profesionales de Ciencias Económicas (“F.A.C.P.E.”) with the exception of (i) Expected losses of IFRS 9 “Financial Instruments” and (ii) IAS 29 “Financial Reporting in Hyperinflationary Economies” both temporarily excluded by the Central Bank of Argentina from the applicable accounting framework for Financial Institutions. Data and figures shown in this Earnings Release may differ from the ones shown in the 20-F annual report which shows the impact of the application of I.F.R.S 9 and IAS 29.

Results

Earnings per outstanding share were Ps.11.01 in 2Q19, 4% lower than 1Q19 but 137% higher than the result posted a year ago. On a yearly basis Net Income increased 126% while Earnings per Share increased 137%, given that the average amount of outstanding shares decreased in 3Q18, 4Q18 and 1Q19 due to the Share buyback program.

EARNINGS PER SHARE	MACRO Consolidated					Variation
In MILLION $	2Q18	3Q18	4Q18	1Q19	2Q19	QoQ	YoY

Net income -Parent Company- (M $)	3,116	3,828	5,243	7,343	7,033	-4%	126%
Average # of shares outstanding (M)	670	662	643	639	639	0%	-5%
Average #of treasury stocks (shares repurchased) (M)	0	7	26	30	30	0%	100%
Book value per avg. Outstanding share ($)	75	76	82	93	94	1%	25%
Shares Outstanding (M)	670	648	641	639	639	0%	-5%
Earnings per avg. outstanding share ($)	4.65	5.78	8.15	11.49	11.01	-4%	137%

Book value per avg. issued ADS (USD)	26.06	18.62	22.16	21.41	21.41	0%	-18%
Earnings per avg. outstanding ADS (USD)	1.61	1.41	2.16	2.65	2.59	-2%	61%

Banco Macro’s 2Q19 net income of Ps.7.0 billion was 4% or Ps.312 million lower than the previous quarter and 124% or Ps.3.9 billion higher YoY. This result represented an accumulated ROAE and ROAA of 47% and 7.7% respectively.

In 2Q19 Recurring Net Income was Ps.7.8 billion, 37% or Ps.2.1 billion higher than the result posted in 1Q19. (See table below for recurring net income)

3

2Q19 Earnings Release

INCOME STATEMENT RECURRING	MACRO Consolidated			Variation
In MILLION $	4Q18	1Q19(¹)	2Q19(²)	QoQ

Net Interest Income	12,288	12,931	16,785	30%
Net fee income	3,259	3,310	3,391	2%
Subtotal (Net Interest Income + Net Fee Income)	15,547	16,241	20,176	24%
Net Income from financial instruments at fair value through P&L	364	605	133	-78%
Income from assets at amortized cost	1	-17	0	-
Differences in quoted prices of gold and foreign currency	729	-167	333	-
Other operating income	529	736	817	11%
Provision for loan losses	836	800	848	6%
Net Operating Income	16,218	16,598	20,611	24%
Employee benefits	3,124	3,133	4,007	28%
Administrative expenses	2,105	2,096	2,301	10%
Depreciation and impairment of assets	215	290	317	9%
Other operating expenses	3,213	3,104	2,886	-7%
Operating Income	7,561	7,975	11,100	39%
Result from associates & joint ventures	33	26	23	-12%
Result before taxes from continuing operations	7,594	8,001	11,123	39%
Income tax	2,352	2,307	3,319	44%
Net income from continuing operations	5,243	5,694	7,804	37%

Net Income of the period	5,243	5,694	7,804	37%

(¹) Excluding Prisma & Molinos Cañuelas

(²) Excluding results related to social security contributions (Employee benefits & Other Operating income), sale of real estate (Other Operating income), Prisma dividends (Result from associates & joint ventures) and Income tax

Net operating income (before G&A and personnel expenses) was Ps.20.8 billion in 2Q19, increasing 9% or Ps.1.7 billion compared to 1Q19 and 93% or Ps.10 billion compared to the previous year.

Operating income (after G&A and personnel expenses) was Ps.9.3 billion in 2Q19, 11% or Ps.1.2 billion lower than in 1Q19 and 118% or Ps.5.1 billion higher than a year ago.

It is important to emphasize that this result was obtained with a leverage of 6.4x assets to equity ratio.

4

2Q19 Earnings Release

INCOME STATEMENT	MACRO Consolidated					Variation
In MILLION $	2Q18	3Q18	4Q18	1Q19	2Q19	QoQ	YoY

Net Interest Income	9,093	10,323	12,288	12,931	16,785	30%	85%
Net fee income	2,681	2,869	3,259	3,310	3,391	2%	26%
Subtotal (Net Interest Income + Net Fee Income)	11,774	13,192	15,547	16,241	20,176	24%	71%
Net Income from financial instruments at fair value through P&L	-46	499	364	1,974	133	-93%	-389%
Income from assets at amortized cost	0	-3	1	-17	0	-	-
Differences in quoted prices of gold and foreign currency	-1,012	-1,244	729	-51	333	-	-
Other operating income	600	1,202	413	3,114	983	-68%	64%
Provision for loan losses	571	732	836	2,154	848	-61%	49%
Net Operating Income	10,745	12,914	16,218	19,107	20,777	9%	93%
Employee benefits	2,443	2,720	3,124	3,133	4,916	57%	101%
Administrative expenses	1,550	1,776	2,105	2,096	2,301	10%	48%
Depreciation and impairment of assets	173	187	215	290	317	9%	83%
Other operating expenses	2,317	2,693	3,213	3,104	3,950	27%	70%
Operating Income	4,262	5,538	7,561	10,484	9,293	-11%	118%
Result from associates & joint ventures	145	12	33	26	613	2258%	323%
Result before taxes from continuing operations	4,407	5,550	7,594	10,510	9,906	-6%	125%
Income tax	1,271	1,718	2,351	3,166	2,874	-9%	126%
Net income from continuing operations	3,136	3,832	5,243	7,344	7,032	-4%	124%

Net Income of the period	3,136	3,832	5,243	7,344	7,032	-4%	124%
Net income of the period attributable to parent company	3,116	3,828	5,243	7,343	7,033	-4%	126%
Net income of the period attributable to minority interest	20	4	0	1	-1	-	-

The Bank’s 2Q19 net interest income totaled Ps.16.8 billion, 30% or Ps.3.9 billion higher than in 1Q19 and 85% or Ps.7.7 billion higher YoY.

In 2Q19 interest income totaled Ps.31.3 billion, 28% or Ps.6.9 billion higher than in 1Q19 and 130% or Ps.17.7 billion higher than in 2Q18.

Income from interest on loans and other financing totaled Ps.14.7 billion, 1% or Ps.205 million higher compared with the previous quarter. On a yearly basis Income from interest on loans increased 42% or Ps.4.4 billion.

In 2Q19 income from government and private securities increased 57% or Ps.5.4 billion QoQ and 376% or Ps.11.8 billion compared with the same period of last year. This result is explained 96% by income from government and private securities through other comprehensive income (Central Bank Notes) and the remaining 4% is explained by income of government and private securities at amortized cost.

In 2Q19 Differences foreign currency totaled a Ps.333 million gain, due to the 2% argentine peso appreciation against the US dollar and the Bank’s long spot dollar position during most of the quarter and FX trading results (Ps.461 million). It should be noted that if income from investment in derivative financing instruments is added then differences in quoted prices of gold and foreign currency in 2Q19 resulted in a Ps.321 million gain.

5

2Q19 Earnings Release

DIFFERENCES IN QUOTED PRICES OF GOLD AND FOREIGN CURRENCY	MACRO Consolidated					Variation
In MILLION $	2Q18	3Q18	4Q18	1Q19	2Q19	QoQ	YoY

(1) Differences in quoted prices of gold and foreign currency	-1,012	-1,244	729	-51	333
Translation of FX assets and liabilities to Pesos	-1,336	-1,759	354	-481	-129	-	-90%
Income from foreign currency exchange	324	515	375	430	462	7%	43%

(2) Net Income from financial assets and liabilities at fair value through P&L	-3	235	-22	301	-12		300%
Income from investment in derivative financing instruments	-3	235	-22	301	-12	-	300%

(1) +(2) Total Result from Differences in quoted prices of gold and foreign currency	-1,015	-1,009	707	250	321	28%

INTEREST INCOME	MACRO Consolidated					Variation
In MILLION $	2Q18	3Q18	4Q18	1Q19	2Q19	QoQ	YoY

Interest on Cash and due from Banks	2	5	15	31	35	13%	1650%
Interest from government securities	3,144	4,380	7,898	9,515	14,951	57%	376%
Interest from private securities	50	71	2	1	0	-100%	-100%
Interest on loans and other financing
To the financial sector	205	312	546	494	355	-28%	73%
Interest on overdrafts	962	1,448	2,442	1,872	1,739	-7%	81%
Interest on documents	727	856	1,089	1,201	1,086	-10%	49%
Interest on mortgages loans	785	1,101	1,795	1,310	1,673	28%	113%
Interest on pledged loans	142	142	148	129	124	-4%	-13%
Interest on personal loans	5,021	5,447	5,676	5,785	6,005	4%	20%
Interest on credit cards loans	1,545	1,788	2,371	2,567	2,677	4%	73%
Interest on financial leases	34	40	57	44	43	-2%	26%
Interest on other loans	954	1,211	1,447	1,124	1,029	-8%	8%
Interest on Repos
From the BCRA	7	0	0	9	0	-100%	-100%
Other financial institutions	39	8	328	313	1,617	417%	4046%
Total Interest income	13,617	16,809	23,814	24,395	31,334	28%	130%

Income from Interest on loans	10,375	12,345	15,571	14,526	14,731	1%	42%

The Bank’s 2Q19 interest expense totaled Ps.14.6 billion, increasing 27% (Ps.3.1 billion) compared to the previous quarter and 222% (Ps.10 billion) compared to 2Q18.

In 2Q19, interest on deposits represented 93% of the Bank’s total interest expense, increasing 28% or Ps.3 billion QoQ. On a yearly basis, interest on deposits increased 250% or Ps.9.7 billion.

6

2Q19 Earnings Release

INTEREST EXPENSE	MACRO Consolidated					Variation
In MILLION $	2Q18	3Q18	4Q18	1Q19	2Q19	QoQ	YoY

Deposits
Interest on checking accounts	0	142	491	118	52	-56%	100%
Interest on saving accounts	64	91	140	97	153	58%	139%
Interest on time deposits	3,814	5,464	10,013	10,372	13,368	29%	250%
Interest on other financing from BCRA and financial inst.	22	48	45	43	62	44%	182%
Repos
Other financial institutions	24	66	64	71	107	51%	346%
Interest on corporate bonds	422	406	478	452	470	4%	11%
Interest on subordinated bonds	174	252	267	280	311	11%	79%
Interest on other financial liabilities	4	17	28	31	26	-16%	550%
Total financial expense	4,524	6,486	11,526	11,464	14,549	27%	222%

Expenses from interest on deposits	3,878	5,697	10,644	10,587	13,573	28%	250%

As of 2Q19, the Bank’s net interest margin (including FX) was 17.6%, higher than the 17.2% posted in 1Q19 and the 14.4% in 2Q18.

As of 2Q19 Net Interest Margin (excluding FX) was 17.5%, higher than the 17.3% posted in 1Q19 and the 15.2% in 2Q18. This result shows the Bank’s ability to defend its margin.

ASSETS & LIABILITIES PERFORMANCE	MACRO Consolidated
In MILLION $	2Q18		3Q18		4Q18		1Q19		2Q19
Yields & rates in annualized nominal %	AVERAGE	INT	AVERAGE	INT	AVERAGE	INT	AVERAGE BALANCE	INT	AVERAGE BALANCE	INT
Interest-earning assets
Cash and Deposits in Banks	35,267	0.0%	54,563	0.0%	69,490	0.1%	75,216	0.2%	87,393	0.2%
Government & Securities at fair value through P&L	950	-2.0%	1,695	-1.0%	2,201	25.7%	2,388	20.4%	2,126	14.0%
Loans & Other Financing
Public Sector	1,937	32.2%	2,167	45.1%	2,112	68.5%	1,430	55.9%	1,016	46.6%
Financial Sector	3,624	21.5%	4,235	15.0%	4,747	45.6%	5,222	38.5%	3,632	39.6%
Private Sector	145,809	27.7%	155,050	30.3%	166,486	34.8%	170,112	33.1%	172,673	33.2%
Other debt securities	40,265	31.3%	42,518	43.4%	54,356	59.0%	73,142	53.5%	94,276	63.7%
Other interest-earning assets	9,260	1.7%	9,705	2.2%	11,650	13.5%	13,922	50.6%	20,891	32.0%
Total interest-earning assets	237,112	23.0%	269,933	24.9%	311,042	30.8%	341,432	31.0%	382,007	33.1%

Non interest-earning assets	10,792		11,456		11,894		13,268		15,315
Total Average Assets	247,904		281,389		322,936		354,700		397,322

Interest-bearing liabilities
Deposits
Public Sector	14,500	8.4%	16,987	12.6%	21,996	23.1%	17,248	31.3%	17,586	31.8%
Financial Sector	0	0.0%	0	0.0%	0	0.0%	0	0.0%	0	0.0%
Private Sector	143,473	10.2%	167,919	12.4%	199,275	18.8%	183,154	20.7%	211,086	23.4%
BCRA and other financial institutions	1,058	7.6%	2,886	8.9%	2,924	9.8%	3,329	8.9%	2,592	13.3%
Corporate bonds	7,746	21.9%	7,120	22.6%	6,359	29.8%	6,189	29.6%	6,161	30.6%
Subordinated bonds	9,474	7.5%	12,987	7.7%	15,024	7.0%	15,868	7.2%	17,821	7.0%
Other interest-bearing liabilities	348	35.0%	540	48.3%	392	64.4%	626	46.0%	1,022	42.4%
Total int.-bearing liabilities	176,599	10.4%	208,439	12.5%	245,970	18.7%	226,414	20.7%	256,268	23.0%

Total non int.-bearing liab. & equity	71,305		72,950		76,966		128,286		141,054

Total Average Liabilities & Equity	247,904		281,389		322,936		354,700		397,322

Assets Performance		13,593		16,958		24,152		26,096		31,524
Liabilities Performance		4,599		6,568		11,617		11,567		14,667
Net Interest Income		8,994		10,390		12,535		14,529		16,857
Total interest-earning assets		237,112		269,933		311,042		341,432		382,007
Net Interest Margin (NIM)		15.2%		15.3%		16.0%		17.3%		17.7%

In 2Q19 Banco Macro’s net fee income totaled Ps.3.4 billion, 2% or Ps.81 million higher than in 1Q19 and 26% or Ps.710 million higher than the same period of last year.

In the quarter, fee income totaled Ps.3.7 billion, 3% or Ps.119 million higher than in 1Q19. Fees on collection services and fees related to transferable securities stand out, with a 20% and 348% increase respectively QoQ. On a yearly basis, fee income increased 27% or Ps.779 million.

7

2Q19 Earnings Release

In the quarter, total fee expenses increased 16% or Ps.38 million. On a yearly basis, fee expenses increased 33% or Ps.69 million.

NET FEE INCOME	MACRO Consolidated					Variation
In MILLION $	2Q18	3Q18	4Q18	1Q19	2Q19	QoQ	YoY

Fee charged on deposit accounts	1,275	1,414	1,529	1,515	1,418	-6%	11%
Debit and credit card fees	851	766	864	1,106	1,108	0%	30%
Fees on collection services	326	346	382	401	482	20%	48%
Insurance fees	193	217	235	225	233	4%	21%
Fees on private securities	108	118	123	138	150	9%	39%
Fees related to transferable securities	25	20	16	21	94	348%	276%
Other fees related to foreign trade	51	70	81	74	94	27%	84%
Other	62	62	246	71	91	28%	47%
Total fee income	2,891	3,013	3,476	3,551	3,670	3%	27%

Total fee expense	210	144	217	241	279	16%	33%

Net fee income	2,681	2,869	3,259	3,310	3,391	2%	26%

In 2Q19 Net Income from financial assets and liabilities at fair value through profit or loss totaled Ps.133 million, decreasing 93% or Ps.1.8 billion compared with 1Q19. It should be noted that 1Q19 positive result was driven by the mark to market of the remaining 49% stake in Prisma Medios de Pago (now shown under Investments in equity instruments) and that it was not observed in 2Q19.

NET INCOME FROM FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS	MACRO Consolidated					Variation
In MILLION $	2Q18	3Q18	4Q18	1Q19	2Q19	QoQ	YoY

Profit or loss from government securities	39	215	165	165	39	-76%	0%
Profit or loss from private securities	20	66	168	149	145	-3%	625%
Profit or loss from investment in derivative financing instruments	-3	235	-22	301	-12	-	300%
Profit or loss from other financial assets	9	61	65	51	49	-4%	444%
Profit or loss from investment in equity instruments	6	1	4	1,401	9	-99%	50%
Profit or loss from the sale of financial assets at fair value	-111	-85	-16	-91	-97	7%	-13%
Income from financial assets at fair value through profit or loss	-40	493	364	1,976	133	-93%

Profit or loss from derivative financing instruments	-6	6	0	-2	0	-	-
Income from financial liabilities at fair value through profit or loss	-6	6	0	-2	0	-	-

NET INCOME FROM FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS	-46	499	364	1,974	133	-93%

In the quarter Other Operating Income increased Ps.983 million, decreasing 68% or Ps.2.1 billion compared with 1Q19. It is worth mentioning that during 1Q19 Other Operating Income increased due to the sale of the 51% stake in Prisma something that it is not observed during 2Q19. In 2Q19 Sale of real estate and other non-financial assets increased Ps.161 million due to the sale of two properties. On a yearly basis Other Operating Income increased 64% or Ps.383 million.

8

2Q19 Earnings Release

OTHER OPERATING INCOME	MACRO Consolidated					Variation
IN MILLION $	2Q18	3Q18	4Q18	1Q19	2Q19	QoQ	YoY

Credit and debit cards	0	0	0	37	55	49%	100%
Lease of safe deposit boxes	51	57	62	72	80	11%	57%
Other service related fees	232	240	192	257	170	-34%	-27%
Sale of real estate and other non-financial assets	27	0	24	4	166	4050%	515%
Other adjustments and interest from other receivables	40	73	69	133	168	26%	320%
Initial recognition of loans	34	47	-51	28	42	50%	24%
Sale of property, plant and equipment	1	1	36	2	3	50%	200%
Others	215	784	81	2,581	299	-88%	39%
Other Operating Income	600	1,202	413	3,114	983	-68%	64%

In 2Q19 Banco Macro’s administrative expenses plus employee benefits totaled Ps.7.2 billion, 38% or Ps.2 billion higher than the previous quarter. On a yearly basis administrative expenses plus employee benefits increased 81% or Ps.3.2 billion, due to higher expenses related to employee benefits (salary increases and higher social security contributions) and others (for further information please see note on page 17).

Employee benefits increased 57% or Ps.1.8 billion QoQ. On a yearly basis Employee benefits increased 101% or Ps.2.5 billion. The main drivers for the increase were higher social security contributions (Ps.1.1 billion) and salary increases agreed with the Union.

As of 2Q19, the accumulated efficiency ratio reached 33.5%, deteriorating from the 28.6% posted in 1Q19 and improving from the 38.7% posted in 2Q18. In 2Q19 expenses (employee benefits + G&A expenses + depreciation and impairment of assets) increased 37%, while income (net interest income + net fee income + differences in quoted prices of gold and foreign currency + other operating income + net income from financial assets at fair value through profit or loss – (Turnover Tax + Insurance on deposits)) increased 2% compared to 1Q19.

PERSONNEL & ADMINISTRATIVE EXPENSES	MACRO Consolidated					Variation
In MILLION $	2Q18	3Q18	4Q18	1Q19	2Q19	QoQ	YoY

Employee benefits	2,443	2,720	3,124	3,133	4,916	57%	101%
Remunerations	1,839	2,076	2,350	2,299	3,004	31%	63%
Social Security Contributions	364	403	453	476	1,555	227%	327%
Compensation and bonuses	185	174	235	278	276	-1%	49%
Employee services	55	67	86	80	81	1%	47%
Administrative Expenses	1,550	1,776	2,105	2,096	2,301	10%	48%
Taxes	224	214	236	266	300	13%	34%
Maintenance, conservation fees	208	243	293	280	316	13%	52%
Directors & statutory auditors´ fees	147	174	233	323	290	-10%	97%
Security services	168	200	195	212	220	4%	31%
Electricity & Communications	122	154	201	208	235	13%	93%
Other professional fees	124	145	191	164	199	21%	60%
Rental agreements	74	88	105	53	48	-9%	-35%
Advertising & publicity	55	81	146	51	92	80%	67%
Personnel allowances	31	30	32	33	40	21%	29%
Stationary & Office Supplies	13	17	16	18	19	6%	46%
Insurance	13	15	24	21	25	19%	92%
Hired administrative services	5	5	5	4	4	0%	-20%
Other	366	410	429	463	513	11%	40%
Total Administrative Expenses	3,993	4,496	5,229	5,229	7,217	38%	81%

Total Employees	8,949	9,096	9,028	8,978	8,893
Branches	455	473	471	464	463
Efficiency ratio	41.9%	39.1%	35.8%	28.6%	38.3%

Accumulated efficiency ratio	38.7%	37.6%	37.9%	28.6%	33.5%

9

2Q19 Earnings Release

In 2Q19, Other Operating Expenses totaled Ps.4 billion, with Turnover Tax and Others standing out with a 1% (Ps.24 million) decrease and a 88% (Ps.804 million) increase respectively QoQ. The increase in Others is related to charges and penalties on social security contributions (for further information please see page 17 “Relevant and Recent Events”) In 2Q19 Other Operating Expenses increased 27% or Ps.846 million. On a yearly basis Other Operating Expenses increased 70% or Ps. 1.6 billion.

OTHER OPERATING EXPENSES	MACRO Consolidated					Variation
MILLION $	2Q18	3Q18	4Q18	1Q19	2Q19	QoQ	YoY

Turnover Tax	1,309	1,600	1,749	1,855	1,831	-1%	40%
Other provision charges	188	224	527	185	236	28%	26%
Deposit Guarantee Fund Contributions	69	82	91	104	118	13%	71%
Donations	25	20	18	35	37	6%	48%
Insurance claims	12	16	17	11	10	-9%	-17%
Others	714	751	811	914	1,718	88%	141%
Other Operating Expenses	2,317	2,693	3,213	3,104	3,950	27%	70%

In 2Q19 Banco Macro's effective income tax rate was 29%, compared to 30.1% in 1Q19. The lower effective tax rate is explained by the reduction in statutory tax rates included in the latest tax reform bill approved by Congress (Law 27.430/2017). As of January 2018 statutory tax rate was reduced from 35% to 30% and starting from January 2020 statutory tax rate will be further reduced to 25%.

Financial Assets

Private sector financing

The volume of “core” financing to the private sector (including loans, financial trust and leasing portfolio) totaled Ps.174.7 billion, increasing Ps.705 million QoQ and 16% or Ps.23.9 billion YoY.

Within commercial loans, growth was driven by Overdrafts and Other loans; with a 41% and 6% increase QoQ respectively.

The main growth in consumer lending was driven by credit card loans and mortgage loans which grew 1% or Ps.161 million and 4% or Ps.597 million respectively QoQ.

As of 2Q19, Banco Macro´s market share over private sector loans was 7.7%.

10

2Q19 Earnings Release

FINANCING TO THE PRIVATE SECTOR	MACRO Consolidated					Variation
In MILLION $	2Q18	3Q18	4Q18	1Q19	2Q19	QoQ	YoY

Overdrafts	11,182	16,933	18,049	11,703	16,467	41%	47%
Discounted documents	20,010	22,995	25,160	27,419	22,430	-18%	12%
Mortgages loans	12,957	14,843	15,853	16,781	17,378	4%	34%
Pledged loans	4,424	5,057	4,367	4,403	3,997	-9%	-10%
Personal loans	56,316	57,737	57,517	58,205	57,564	-1%	2%
Credit Card loans	27,939	27,614	29,430	29,515	29,676	1%	6%
Others	16,115	21,627	20,336	23,783	25,225	6%	57%
Total loan portfolio	148,943	166,806	170,712	171,809	172,737	1%	16%

Financial trusts	509	630	1,384	1,373	985	-28%	94%
Leasing	523	485	446	386	335	-13%	-36%
Others	850	407	367	434	650	50%	-24%
Total financing to the private sector	150,825	168,328	172,909	174,002	174,707	0%	16%

Public Sector Assets

In 2Q19, the Bank’s public sector assets (excluding LELIQs) to total assets ratio was 2.9%, lower than the 3.1% registered in the previous quarter, and higher than the 2.7% posted in 2Q18.

In 2Q19, a 14% or Ps.14 billion decrease in LELIQs securities position stands out.

PUBLIC SECTOR ASSETS	MACRO Consolidated					Variation
In MILLION $	2Q18	3Q18	4Q18	1Q19	2Q19	QoQ	YoY

Lebacs	40,001	651	0	0	0	0%	-100%
Leliqs	0	34,260	55,070	98,918	85,344	-14%	100%
Other	5,233	8,770	10,333	10,901	10,630	-2%	103%
Government securities	45,234	43,681	65,403	109,819	95,974	-13%	112%
Provincial loans	1,973	1,856	1,685	1,197	976	-18%	-51%
Loans	1,973	1,856	1,685	1,197	976	-18%	-51%
Purchase of government bonds	60	60	75	0	0	0%	-100%
Other receivables	60	60	75	0	0	0%	-100%

TOTAL PUBLIC SECTOR ASSETS	47,267	45,597	67,163	111,016	96,950	-13%	105%

TOTAL PUBLIC SECTOR LIABILITIES	0	0	0	0	0	0%	0%

Net exposure	47,267	45,597	67,163	111,016	96,950	-13%	105%

TOTAL PUBLIC SECTOR ASSETS (net of LEBAC/NOBAC/LELIQ)	7,266	10,686	12,093	12,098	11,606	-4%	60%

TOTAL PUBLIC SECTOR ASSETS (net of LEBAC/NOBAC/LELIQ)/TOTAL ASSETS	2.7%	3.4%	3.5%	3.1%	2.9%

11

2Q19 Earnings Release

Funding

Deposits

Banco Macro’s deposit base totaled Ps.284.3 billion in 2Q19, growing 4% or Ps.11.7 billion QoQ and 58% or Ps.104.8 billion YoY and representing 84% of the Bank’s total liabilities.

On a quarterly basis, private sector deposits grew 7% or Ps.16.2 billion, while public sector deposits decreased 16% or Ps.4.6 billion.

The increase in private sector deposits was led by demand deposits, which grew 18% or Ps.16.7 billion QoQ. In addition, time deposits decreased 1% or Ps.1.2 billion QoQ.

Within private sector deposits, peso deposits increased 6% or Ps.9.4 billion, while US dollar deposits increased 11% or USD202 million.

As of 2Q19, Banco Macro´s market share over private sector deposits was 7%.

DEPOSITS	MACRO Consolidated					Variation
In MILLION $	2Q18	3Q18	4Q18	1Q19	2Q19	QoQ	YoY

Public sector	19,405	20,074	19,354	28,192	23,565	-16%	21%

Financial sector	125	150	148	211	244	16%	95%

Private sector	159,943	192,345	218,452	244,208	260,450	7%	63%
Checking accounts	21,226	23,808	24,375	24,510	29,161	19%	37%
Savings accounts	53,507	64,110	68,695	66,673	78,759	18%	47%
Time deposits	80,250	98,431	118,034	148,833	147,678	-1%	84%
Other	4,960	5,996	7,348	4,192	4,852	16%	-2%
Total	179,473	212,569	237,954	272,611	284,259	4%	58%

Pesos	131,598	140,558	166,597	187,632	191,752	2%	46%
Foreign Currency (Pesos)	47,875	72,010	71,358	84,978	92,507	9%	93%
Foreign Currency (USD)	1,659	1,761	1,887	1,960	2,179	11%	31%

Banco Macro’s transactional deposits represent approximately 42% of its total deposit base as of 2Q19. These accounts are low cost and are not sensitive to interest rate increases.

Other sources of funds

In 2Q19, the total amount of other sources of funds decreased 1% or Ps.1 billion compared to 1Q19. In 2Q19 Shareholder’s Equity increased 1% or Ps.648 million due to the positive result registered in the quarter and the cash dividend payment (Ps.6.4 billion), also Subordinated corporate bonds decreased 4% or Ps.644 million QoQ as a consequence of the argentine peso appreciation against the US dollar registered during the quarter.

OTHER SOURCES OF FUNDS	MACRO Consolidated					Variation
In MILLION $	2Q18	3Q18	4Q18	1Q19	2Q19	QoQ	YoY

Central Bank of Argentina	16	22	24	20	24	20%	50%
Banks and international institutions	1,180	2,389	2,568	2,345	1,743	-26%	48%
Financing received from Argentine financial institutions	633	815	406	745	430	-42%	-32%
Subordinated corporate bonds	11,646	16,796	15,288	17,836	17,192	-4%	48%
Corporate bonds	8,125	6,513	6,377	6,314	6,193	-2%	-24%
Shareholders' equity	50,146	50,963	54,636	62,085	62,733	1%	25%
Total other source of funds	71,746	77,498	79,299	89,345	88,315	-1%	23%

12

2Q19 Earnings Release

Liquid Assets

In 2Q19, the Bank’s liquid assets amounted to Ps.188.8 billion, showing a 5% or Ps.8.6 billion increase QoQ, and a 101% or Ps.95 billion increase on a yearly basis.

In 2Q19, Cash increased 28% or Ps.21.1 billion while LELIQs own portfolio decreased 14% or Ps.13.6 billion.

In 2Q19 Banco Macro’s liquid assets to total deposits ratio reached 66.4%.

LIQUID ASSETS	MACRO Consolidated					Variation
In MILLION $	2Q18	3Q18	4Q18	1Q19	2Q19	QoQ	YoY

Cash	50,310	68,919	74,766	75,309	96,427	28%	92%
Guarantees for compensating chambers	4,822	5,384	5,720	5,735	5,992	4%	24%
Call	620	720	405	178	990	456%	60%
LEBAC own portfolio	38,039	651	0	0	0	0%	-100%
Leliq own portfolio	0	34,260	55,070	98,918	85,344	-14%	100%
Total	93,791	109,934	135,961	180,140	188,753	5%	101%

Liquid assets to total deposits	52.3%	51.7%	57.1%	66.1%	66.4%

Solvency

Banco Macro continued showing high solvency levels in 2Q19 with an integrated capital (RPC) of Ps.74 billion over a total capital requirement of Ps.23 billion. Banco Macro’s excess capital in 2Q19 was 221% or Ps.51 billion.

The regulatory capital ratio (as a percentage of risk-weighted assets- RWA) was 26.3% in 2Q19, TIER1 Ratio stands at 19.6%.

The Bank’s aim is to make the best use of this excess capital.

MINIMUM CAPITAL REQUIREMENT	MACRO Consolidated					Variation
In MILLION $	2Q18	3Q18	4Q18	1Q19	2Q19	QoQ	YoY

Credit risk requirement	13,185	15,338	15,609	16,329	16,641	2%	26%
Market risk requirement	450	303	212	284	421	48%	-7%
Operational risk requirement	3,843	4,199	4,616	5,189	5,959	15%	55%
Total capital requirements	17,478	19,840	20,437	21,802	23,021	6%	32%

Ordinary Capital Level 1 (COn1)	48,527	49,097	52,285	58,520	59,406	2%	22%
Deductible concepts Level 1 (COn1)	-2,646	-3,186	-3,047	-3,708	-4,160	12%	57%
Additional Capital Level 1 (CAn1)	21	0	0	0	0	-1%	-99%
Capital Level 2 (COn2)	13,087	18,058	16,875	19,092	18,740	-2%	43%
Integrated capital - RPC (i)	58,989	63,969	66,113	73,903	73,986	0%	25%

Excess capital	41,511	44,129	45,676	52,101	50,965	-2%	23%

Risk-weighted assets - RWA (ii)	213,679	242,411	249,781	266,581	281,700	6%	32%

Regulatory Capital ratio [(i)/(ii)]	27.6%	26.4%	26.5%	27.7%	26.3%

Ratio TIER 1 [Capital Level 1/RWA]	21.5%	18.9%	19.7%	20.6%	19.6%

RWA - (ii): Risk Weighted Assets, considering total capital requirements.

13

2Q19 Earnings Release

Asset Quality

In 2Q19, Banco Macro’s non-performing to total financing ratio reached a level of 2.12%, up from 2.03% in 1Q19, and 1.38% posted in 2Q18.

Consumer portfolio non-performing loans increased 27bp while Commercial portfolio non-performing loans decreased 11bp in 2Q19.

The coverage ratio reached 116.14% in 2Q19. Write-offs over total loans totaled 0.35%.

The Bank is committed to continue working in this area to maintain excellent asset quality standards.

ASSET QUALITY	MACRO Consolidated					Variation
In MILLION $	2Q18	3Q18	4Q18	1Q19	2Q19	QoQ	YoY

Commercial portfolio	59,006	69,497	71,202	68,794	72,524	5%	23%
Non-performing	368	624	917	618	575	-7%	56%
Consumer portfolio	102,221	110,948	113,538	114,936	112,938	-2%	10%
Non-performing	1,857	2,316	2,617	3,111	3,363	8%	81%
Total portfolio	161,226	180,445	184,740	183,730	185,462	1%	15%
Non-performing	2,225	2,940	3,534	3,729	3,938	6%	77%
Total non-performing/ Total portfolio	1.38%	1.63%	1.91%	2.03%	2.12%

Total allowances	3,322	3,853	4,161	4,446	4,573	3%	38%
Coverage ratio w/allowances	149.30%	131.05%	117.74%	119.23%	116.14%
Write Offs	386	383	556	967	649	-33%	68%
Write Offs/ Total portfolio	0.24%	0.21%	0.30%	0.53%	0.35%

14

2Q19 Earnings Release

CER Exposure and Foreign Currency Position

CER EXPOSURE	MACRO Consolidated					Variation
In MILLION $	2Q18	3Q18	4Q18	1Q19	2Q19	QoQ	YoY

CER adjustable ASSETS
Private sector loans (*)	6,522	6,754	6,801	6,776	6,753	0%	4%
Other loans	1	1	1	1	3	200%	200%
Total CER adjustable assets	6,523	6,755	6,802	6,777	6,756	0%	4%

CER adjustable LIABILITIES
Deposits (*)	737	835	929	348	273	-22%	-63%
Total CER adjustable liabilities	737	835	929	348	273	-22%	-63%

NET CER EXPOSURE	5,786	5,920	5,873	6,429	6,483	1%	12%

(*) Includes Loans &Time Deposits CER adjustable (UVAs)

FOREIGN CURRENCY POSITION	MACRO Consolidated					Variation
In MILLION $	2Q18	3Q18	4Q18	1Q19	2Q19	QoQ	YoY

Cash and deposits in Banks	27,819	38,954	42,745	46,286	57,164	24%	105%
Cash	1,803	3,351	3,287	3,031	3,367	11%	87%
Central Bank of Argentina	20,866	25,970	25,617	33,803	36,741	9%	76%
Other financial institutions local and abroad	5,110	9,354	13,385	9,450	17,053	80%	234%
Others	40	279	456	2	3	50%	-93%
Net Income from financial instruments at fair value through P&L	231	250	388	298	380	28%	65%
Derivatives	1	0	3	1	0	-100%	-100%
Other financial assets	1,233	1,698	1,547	1,724	1,771	3%	44%
Loans and other financing	27,830	45,775	46,040	54,891	54,591	-1%	96%
Other financial institutions	255	567	480	513	453	-12%	78%
Non financial private sector & foreign residents	27,575	45,208	45,560	54,378	54,138	0%	96%
Other debt securities	1,307	3,105	1,217	1,313	3,143	139%	140%
Guarantees received	582	988	929	1,756	1,241	-29%	113%
Investment in equity instruments	6	7	6	7	7	0%	17%
Investment in associates and joint ventures	0	0	0	1	0	0%	0%
Total Assets	59,009	90,777	92,875	106,277	118,297	11%	100%
Deposits	47,875	72,011	71,358	84,978	92,507	9%	93%
Non financial public sector	2,676	2,348	2,295	2,102	2,807	34%	5%
Financial sector	77	114	100	167	163	-2%	112%
Non financial private sector & foreign residents	45,122	69,549	68,963	82,709	89,537	8%	98%
Derivatives	0	1	0	0	1	100%	100%
Other liabilities from financial intermediation	2,406	3,516	2,619	3,749	3,457	-8%	44%
Non-subordinated corporate bonds	1,180	2,405	2,599	2,541	1,924	-24%	63%
Subordinated corporate bonds	11,646	16,796	15,288	17,836	17,192	-4%	48%
Other liabilities	26	40	35	43	43	0%	65%
Total Liabilities	63,133	94,769	91,899	109,147	115,124	5%	82%

NET FX POSITION (Pesos)	-4,124	-3,992	976	-2,870	3,173
NET FX POSITION (USD)	-142.9	-97.6	25.8	-66.2	74.7
15

2Q19 Earnings Release

Relevant and Recent Events

•	Cash Dividend Payment. On May 14th, 2019 pursuant to the resolutions adopted by the General and Special Shareholders’ Meeting and the Board of Directors’ Meeting, both held on the 30th day of April 2019, the Bank paid to the shareholders registered in the Bank’s Stock Ledger up to May 13, 2019, the cash dividend on the amount of Ps.6,393,977,460 (i.e., Ps.10 per share representing 1,000% of the outstanding capital stock of Ps.639,397,746).

•	Social Security Contributions. In November 2012, pursuant to Section 2 of the Decree No. 814/01 of the Executive Branch, Banco Macro started paying social security contributions at a 17% tax rate instead of 21% tax rate.

The aforementioned Decree established that private sector employers and the ones set forth in Section 1 of Law 22,016 should pay social security contributions at a unique and discounted tax rate of 16% (then increased to 17%)

Banco Macro fell under the scope of the aforementioned Decree, by means of the State Participation as established in Law 19,950 (Argentine Corporations Law) and amended in Law 27,430 (Tax Reform Law). The Federal Government of Argentina, through the National Pension Fund ANSES-FGS has been a shareholder of Banco Macro since the nationalization of Private Pension Funds Administrators funds in 2008. As of June 30, 2019 ANSES-FGS ownership represented 27.49% of the Bank’s capital stock and through the exercise of its voting rights ANSES-FGS has appointed Directors and Supervisory Committee members.

On February 20, 2018, the AFIP required the Bank to justify and explain the reasons why it had applied the reduced tax rate set forth in Section 2 of Decree No. 814/01 of the Executive Branch. On March 14, 2018, the Bank submitted a detailed explanation of the grounds supporting its position.

After several proceedings and having heard Banco Macro’s arguments, the AFIP resolved to consult with the Ministry of Treasury & Finance. On April 3rd 2019 the Ministry of Treasury & Finance decided to consult with the Office of the Attorney General of the Treasury of Argentina and requested his intervention in the matter. As of the date hereof, the Bank has not been informed of any decision taken by the Office of the Attorney General of the Treasury of Argentina.

Notwithstanding the pending decision by the Office of the Attorney General of the Treasury of Argentina the Bank has resolved to enter a payment plan for the period November 2012 to March 2019, as established by AFIP General Resolution No. 4477/2019. The aforementioned payment plan consists of 60 installments, a significantly lower interest rate than the prevailing one for tax or social contributions obligations and a reduction in fines and penalties, resulting in an economic and financial benefit for the Bank given than even in a scenario were an appeal would still be pending the Bank would have had to fully pay the amounts claimed by AFIP for the period November 2012 to March 2019 and eventually get the restitution of the amounts paid plus a 6% interest rate in accordance with the prevailing legal frame at the time.

The Bank’s Management and its legal counsel consider no further significant accounting effects could arise from the final outcome of the above mentioned proceedings other than those disclosed in the accompanying consolidated financial statements.

•	Interest Payment Class C Peso denominated Notes. In July 2019, the Bank paid quarterly interest on Class C Peso denominated notes in the amount of Ps.432,834,091.97

16

2Q19 Earnings Release

Regulatory Changes

•	Inflation Adjustment. In February 2019, through Communication “A” 6651 the Central Bank of Argentina (BCRA) established that financial institutions should restate financial statements in accordance with IAS 29 starting from January 1st, 2020. As of the date of this report the Bank has quantified the effects of the application of Expected losses of IFRS 9 “Financial Instruments” and IAS 29 “Financial Reporting in Hyperinflationary Economies”. As of June 30, 2019 equity would be approximately Ps.72.589 billion, and net income for the six months ended June 30, 2019 would be ~Ps.4.8 billion.

•	”Reserve Requirements. In July 2019, through Communication “A” 6728 the Central Bank of Argentina (BCRA) reduced reserve requirements for time deposits by 3 percentage points, effective from July 1st, 2019.

•	Reserve Requirements. In July 2019, through Communication “A” 6738 the Central Bank of Argentina (BCRA) modified reserve requirements and how financial institutions should meet them. This is effective for the aggregated July/August position in line with the new monetary base target established by the Monetary Policy Committee of the Central Bank of Argentina.

17

2Q19 Earnings Release

QUARTERLY BALANCE SHEET	MACRO Consolidated					Variation
IN MILLIONS $	2Q18	3Q18	4Q18	1Q19	2Q19	QoQ	YoY

ASSETS
Cash and deposits in Banks	50,310	68,919	74,766	75,309	96,427	28%	92%
Cash	6,588	8,828	10,697	8,770	9,247	5%	40%
Central Bank of Argentina	38,530	50,418	50,211	57,079	70,116	23%	82%
Other local & foreign entities	5,152	9,394	13,402	9,456	17,062	80%	231%
Other	40	279	456	4	2	-50%	-95%
Debt securities at fair value through profit & loss	1,340	1,760	2,635	2,964	1,980	-33%	48%
Derivatives	43	71	17	42	17	-60%	-60%
Repo Transactions	156	-	-	-	-	0%	-100%
Other financial assets	2,515	3,309	3,000	3,170	4,100	29%	63%
Loans & other receivables	155,620	174,288	178,875	177,717	178,851	1%	15%
Non Financial Public Sector	2,041	1,943	1,776	1,304	1,105	-15%	-46%
Financial Sector	3,263	4,647	5,574	3,784	4,024	6%	23%
Non Financial private sector and foreign	150,316	167,698	171,525	172,629	173,722	1%	16%
Other debt securities	43,163	44,976	64,585	109,048	97,381	-11%	126%
Financial assets in guarantee	7,477	6,241	6,756	7,300	7,157	-2%	-4%
Investments in equity instruments	50	52	52	1,504	1,510	0%	2920%
Investments in other companies (subsidiaries and joint ventures)	98	85	109	124	124	0%	27%
Property, plant and equipment	7,591	7,898	9,003	9,849	10,112	3%	33%
Intangible assets	994	1,147	1,401	1,548	1,869	21%	88%
Deferred income tax assets	47	57	47	60	77	28%	64%
Other non financial assets	2,204	2,216	833	1,078	986	-9%	-55%
Non-current assets held for sale	127	127	804	583	441	-24%	247%
TOTAL ASSETS	271,735	311,146	342,883	390,296	401,032	3%	48%

LIABILITIES
Deposits	179,473	212,569	237,954	272,611	284,259	4%	58%
Non Financial Public Sector	19,405	20,074	19,354	28,192	23,565	-16%	21%
Financial Sector	125	150	148	211	244	16%	95%
Non Financial private sector and foreign	159,943	192,345	218,452	244,208	260,450	7%	63%
Liabilities at fair value through profit & loss	-	-	-	-	-
Derivatives	34	212	1	111	11	-90%	-68%
Repo Transactions	1,829	-	165	-	278	100%	-85%
Other financial liabilities	11,195	12,795	15,319	16,622	14,833	-11%	32%
Financing received from Central Bank and Other Financial Institutions	1,829	3,246	2,998	3,111	2,198	-29%	20%
Issued Corporate Bonds	8,125	6,513	6,377	6,314	6,193	-2%	-24%
Current income tax liabilities	1,781	2,109	2,947	4,567	4,149	-9%	133%
Subordinated corporate bonds	11,646	16,796	15,288	17,836	17,192	-4%	48%
Provisions	785	798	1,046	970	1,026	6%	31%
Deferred income tax liabilities	211	132	275	404	475	18%	125%
Other non financial liabilities	4,437	5,011	5,875	5,662	7,682	36%	73%
TOTAL LIABILITIES	221,345	260,181	288,245	328,208	338,296	3%	53%

SHAREHOLDERS' EQUITY
Capital Stock	670	670	670	670	670	0%	0%
Issued Shares premium	12,429	12,429	12,429	12,428	12,428	0%	0%
Adjustment to Shareholders' Equity	5	5	5	5	5	0%	0%
Reserves	26,404	23,290	21,996	21,996	34,807	58%	32%
Retained earnings	3,476	3,265	3,265	18,994	-211	-	-
Other accumulated comprehensive income	506	819	543	649	658	1%	30%
Net income for the period / fiscal year	6,658	10,486	15,729	7,343	14,376	96%	116%
Shareholders' Equity attributable to parent company	50,146	50,963	54,636	62,085	62,733	1%	25%

Shareholders' Equity attributable to non controlling interest	244	3	2	3	3	0%	-99%
TOTAL SHAREHOLDERS' EQUITY	50,390	50,965	54,638	62,088	62,736	1%	25%

18

2Q19 Earnings Release

INCOME STATEMENT	MACRO Consolidated					Variation
IN MILLION $	2Q18	3Q18	4Q18	1Q19	2Q19	QoQ	YoY

Interest Income	13,617	16,809	23,814	24,395	31,334	28%	130%
Interest Expense	4,524	6,486	11,526	11,464	14,549	27%	222%
Net Interest Income	9,093	10,323	12,288	12,931	16,785	30%	85%
Fee income	2,891	3,013	3,476	3,551	3,670	3%	27%
Fee expense	210	144	217	241	279	16%	33%
Net Fee Income	2,681	2,869	3,259	3,310	3,391	2%	26%
Subtotal (Net Interest Income + Net Fee Income)	11,774	13,192	15,547	16,241	20,176	24%	71%
Net Income from financial instruments at Fair Value Through Profit & Loss	-46	499	364	1,974	133	-93%	-
Result from assets at amortised cost	-	-3	1	-17	-	-	0%
Difference in quoted prices of gold and foreign currency	-1,012	-1,244	729	-51	333	-	-
Other operating income	600	1,202	413	3,113	983	-68%	64%
Provision for loan losses	571	732	836	2,154	848	-61%	49%
Net Operating Income	10,745	12,914	16,218	19,107	20,777	9%	93%
Personnel expenses	2,443	2,720	3,124	3,133	4,916	57%	101%
Administrative expenses	1,550	1,776	2,105	2,096	2,301	10%	48%
Depreciation and impairment of assets	173	187	215	290	317	9%	83%
Other operating expense	2,317	2,693	3,213	3,104	3,950	27%	70%
Operating Income	4,262	5,538	7,561	10,484	9,293	-11%	118%
Income from associates and joint ventures	145	12	33	26	613	2258%	323%
Net Income before income tax on cont. operations	4,407	5,550	7,594	10,510	9,906	-6%	125%
Income tax on continuing operations	1,271	1,718	2,351	3,166	2,874	-9%	126%
Net Income from continuing operations	3,136	3,832	5,243	7,344	7,032	-4%	124%

Net Income for the period	3,136	3,832	5,243	7,344	7,032	-4%	124%
Net Income of the period attributable to parent company	3,116	3,828	5,243	7,343	7,033	-4%	126%
Net income of the period attributable to non-controlling interests	20	4	-	1	-1	-	-

Other Comprehensive Income	292	313	-276	106	10	-91%	-97%
Foreign currency translation differences in financial statements conversion	344	454	-119	211	-35	-	-
Profits or losses from financial assets measured at fair value through other comprehensive income (FVOCI) (IFRS 9(4.1.2)(a)	-52	-141	-157	-105	45	-	-

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	3,428	4,145	4,967	7,450	7,042	-5%	105%
Total Comprehensive Income attributable to parent Company	3,408	4,142	4,967	7,449	7,043	-5%	107%
Total Comprehensive Income attributable to non-controlling interests	20	3	-	1	-1	-	-

19

2Q19 Earnings Release

QUARTERLY ANNUALIZED RATIOS	MACRO Consolidated
	2Q18	3Q18	4Q18	1Q19	2Q19
Profitability & performance
Net interest margin	13.5%	13.4%	16.9%	17.2%	18.0%
Net interest margin adjusted (exc. FX)	15.2%	15.3%	16.0%	17.3%	17.7%
Net fee income ratio	19.2%	20.0%	12.0%	23.1%	12.3%
Efficiency ratio	41.9%	39.1%	35.8%	28.6%	38.3%
Net fee income as % of A&G Expenses	45.7%	51.0%	33.7%	80.9%	32.2%
Return on average assets	5.1%	5.4%	6.4%	8.4%	7.1%
Return on average equity	25.1%	29.0%	38.8%	50.0%	44.4%
Liquidity
Loans as a percentage of total deposits	86.7%	82.0%	75.2%	65.2%	62.9%
Liquid assets as a percentage of total deposits	52.3%	51.7%	57.1%	66.1%	66.4%
Capital
Total equity as a percentage of total assets	18.5%	16.4%	15.9%	15.9%	15.6%
Regulatory capital as % of APR	27.6%	26.4%	26.5%	27.7%	26.3%
Asset Quality
Allowances over total loans	2.1%	2.1%	2.3%	2.4%	2.5%
Non-performing financing as a percentage of total financing	1.4%	1.6%	1.9%	2.0%	2.1%
Coverage ratio w/allowances	149.3%	131.1%	117.7%	119.2%	116.1%
Cost of Risk	1.5%	1.8%	1.9%	4.9%	1.9%

ACCUMULATED ANNUALIZED RATIOS	MACRO Consolidated
	2Q18	3Q18	4Q18	1Q19	2Q19
Profitability & performance
Net interest margin	14.4%	14.0%	14.9%	17.2%	17.6%
Net interest margin adjusted (exc. FX)	15.2%	15.2%	15.4%	17.3%	17.5%
Net fee income ratio	18.2%	21.5%	16.7%	23.1%	17.7%
Efficiency ratio	38.7%	37.6%	37.9%	28.6%	33.5%
Net fee income as % of A&G Expenses	47.0%	57.2%	44.0%	80.9%	52.8%
Return on average assets	5.7%	5.6%	5.8%	8.4%	7.7%
Return on average equity	27.2%	27.8%	30.7%	50.0%	47.0%
Liquidity
Loans as a percentage of total deposits	86.7%	82.0%	121.1%	65.2%	62.9%
Liquid assets as a percentage of total deposits	52.3%	51.7%	57.1%	66.1%	66.4%
Capital
Total equity as a percentage of total assets	18.5%	16.4%	15.9%	15.9%	15.6%
Regulatory capital as % of APR	27.6%	26.4%	26.5%	27.7%	26.3%
Asset Quality
Allowances over total loans	2.1%	2.1%	2.3%	2.4%	2.5%
Non-performing financing as a percentage of total financing	1.4%	1.6%	1.9%	2.0%	2.1%
Coverage ratio w/allowances	149.3%	131.1%	117.7%	119.2%	116.1%
Cost of Risk	1.6%	1.7%	1.7%	4.9%	3.4%

20

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: August 7, 2019

MACRO BANK INC.

By:	/s/ Jorge Francisco Scarinci
Name: Jorge Francisco Scarinci
Title: Chief Financial Officer